EXHIBIT 99.1

Trekor to Release Second Quarter 2026 Results

VANCOUVER, British Columbia, July 30, 2026 (GLOBE NEWSWIRE) -- Trekor Metals Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Trekor” or the “Company”) will release its second quarter 2026 financial results after market close on Wednesday, August 5, 2026.

The Company will host a telephone conference call and live webcast on Thursday, August 6, 2026, at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

The conference call may be accessed by dialing 800-715-9871 toll free or 646-307-1963, using the access code 5721085.

The webcast may be accessed at https://trekormetals.com/investors/events/ and will be archived until August 6, 2027 for later playback.

For further information on Trekor, see the Company’s website at trekormetals.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.